UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

06032405

RECD S.E.C.
APR 14 2006
1088

April 12, 2006

James E. Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/12/2006

Re: Exxon Mobil Corporation
Incoming letter dated March 9, 2006

Dear Mr. Parsons:

This is in response to your letter dated March 9, 2006 concerning the shareholder proposal submitted to ExxonMobil by Kenneth Steiner. We also have received a letter on the proponent's behalf dated March 10, 2006. On March 8, 2006, we issued our response expressing our informal view that ExxonMobil could not exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

PROCESSED
MAY 01 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 9, 2006

VIA FACSIMILE AND NETWORK COURIER
Fax #: 202-772-9215
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Section 14(a); Rule 14a-8 -- Omission of shareholder proposal to establish a director qualification policy

Gentlemen and Ladies:

By letter dated January 11, 2006 (the "Original Letter"), ExxonMobil requested the staff's concurrence that the captioned proposal could be excluded from the proxy material for ExxonMobil's upcoming annual meeting in reliance on Rule 14a-8(i)(10).

We understand the staff recently issued a letter to Allegheny Energy, Inc. (available February 25, 2006), in which the staff was unable to concur with that company's view that substantially the same proposal could be excluded under Rule 14a-8(i)(10) or on the other grounds asserted by the company.

The purpose of this letter is to highlight key factual differences between ExxonMobil's policies and the company policies described in Allegheny which we believe render the Allegheny precedent inapplicable to ExxonMobil's no-action request.

The underlying proposal requests that the board adopt a policy that the audit, nomination, and compensation committees be chaired by highly-qualified and highly-performing independent directors who are not over-committed. As more fully described in our Original Letter and attachments, we believe ExxonMobil already has such policies in place.

While the company in Allegheny appeared to have written policies addressing the issues of independence and over-commitment, unlike ExxonMobil the company in

Allegheny was not able to cite written policies establishing clear and specific standards for director qualification. On this aspect of the proposal, the company in Allegheny cited only general language in its governance documents to the effect that, in selecting candidates, the nominating committee would take into consideration factors which "may include integrity, compatibility, judgment, independence, experience and background in a relevant field..."

In contrast, ExxonMobil has clear and specific written policies establishing criteria of high-qualification and high-performance for all non-employee directors. As explained in more detail in our Original Letter, our Guidelines for Selection of Non-Employee Directors (Exhibit 2 to the Original Letter) require ExxonMobil's non-employee directors to be individuals "who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex situations, preferably those with worldwide scope." In addition, as explained in our Original Letter, the charters of the relevant committees require that, among other qualifications, all members of our audit committee be or become "financially literate"; all members of our corporate governance committee be "suitably knowledgeable in matters pertaining to corporate governance"; and all members of our compensation committee be "suitably knowledgeable in matters pertaining to executive compensation."

We believe the language highlighted above demonstrates that ExxonMobil already maintains clear and specific policies designed to ensure that our non-employee directors, including the chairs of key committees, are "highly-qualified and highly-performing individuals," and that ExxonMobil's policies are distinguishable in this regard from the policies at issue in Allegheny.

As ExxonMobil's Original Letter demonstrates, we also already have clear policies requiring that all members of the relevant committees be independent and ensuring that our directors are not over-committed. For example, the service of all non-employee directors on the boards of other public companies is reviewed at least annually to ensure that such service does not impair the director's ability to discharge effectively his or her responsibilities to ExxonMobil and its shareholders; no non-employee director may accept a seat on an additional public company board without prior review by the Board Affairs Committee; and a director who experiences a substantial change in outside status must tender his or her resignation for consideration by ExxonMobil's Board.

For the reasons noted above and in our Original Letter, we therefore continue to believe the proposal may be omitted from the proxy material for ExxonMobil's upcoming annual meeting under Rule 14a-8(i)(10).

The supporting statement for the proposal, as well as letters to the staff from the proponent's representative John Chevedden, make much of the fact that certain third-party observers have been critical of some ExxonMobil directors. We could just as easily provide extensive citations and materials attesting to ExxonMobil's corporate governance excellence and superior performance for shareholders. However, we do not believe that a "battle of quotes" is relevant to the question of whether or not ExxonMobil has policies in place meeting each of the criteria set forth in the proposal.

Mr. Chevedden also finds fault with the fact that ExxonMobil's policies regarding director qualifications and experience apply to all non-employee directors and committee members, not just committee chairs. We believe the fact that ExxonMobil's policies are more rigorous than the policies requested by the proposal enhances rather than rebuts our argument under Rule 14a-8(i)(10).

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter and enclosures. A copy of this letter and enclosures is also being sent to the proponent and the proponent's representative.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

<u>Distribution List</u>

Proponent:

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Proponent Representative:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
972-444-1478 Telephone
972-444-1488 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

FACSIMILE TRANSMITTAL SHEET

Date: March 9, 2006

TO: Office of Chief Counsel
Division of Corporation Finance

COMPANY: U. S. Securities and Exchange Commission

FAX #: 202-772-9215

This facsimile consists of 5 pages (including this page).

Message:

Original and copies to follow via Network Courier.

To report transmission problems, please call Cindy Hayre @ (972) 444-1482.

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Friday, March 10, 2006 1:02 PM
To:	CFLETTERS
Cc:	James Parsons
Subject:	#3 Re Exxon Mobil Corporation (XOM) No-Action Request Kenneth Steiner

#3 Re Exxon Mobil Corporation (XOM) No-Action Request Kenneth Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Director Qualifications
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This is to forward the previous letters in the no action process as the company did not have the courtesy to do so in its request for reconsideration.

The latest company argument seems to emphasize that if company directors can win a "battle of quotes" on general "excellence" topics they need not meet the specific requirements of a rule 14a-8 proposal.

It is respectfully requested that concurrence not be granted to the company.

It is also respectfully requested that that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>
T: 972-444-1478

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Director Qualifications
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This adds to the January 19, 2006 initial response to the Exxon January 11,

2006 no action request.

In regard to a proposal on this very same topic, Allegheny Energy did not receive Staff concurrence in Allegheny Energy, Inc. (February 25, 2006).
Allegheny did not receive Staff concurrence in citing the same issue as Exxon Mobil rule 14a-8(i)(10).

The text of the rule 14a-8 proposal states:
3 Director Qualifications
RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified and highly-performing independent directors who are not over-committed. The definition of highly-performing director includes the individual director's performance on other boards he or she may serve on.

This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.
This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), not have more than 15-years tenure (long-tenure impacts independence), not have non-director links to our company and not have a record of serving on boards with poor governance ratings unless it was clearly a turnaround situation.

For example under this proposal the following directors in 2005 may not have been qualified to chair a key committee:
o Our directors who had 19 to 23 years tenure Independence concern:
1) Mr. Howell with 23-years tenure
2) Mr. Lippincott with 19-years tenure.

o Any director with more than 3 directorships:

1) Mr. Howell had 5 directorships.

o Our directors who were designated "problem directors" by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm:
1) William Howell a "problem director" because he chaired the committee that set executive pay at Exxon which received a CEO Compensation grade of "F" by TCL.
2) Walter Shipley a "problem director" because he chaired the committee that set executive pay at Verizon (VZ), which received a CEO Compensation rating of "F" by TCL.

Although the company seems to claim that it has exhaustive director standards, these standard still allow a director who performs poorly or is linked to poor performance at other companies to chair one of our key committees.

Director performance at other companies is a key measurement of director competence because there is little disclosure of the interaction of directors or the contributions of individual directors within the boardroom of the company.

The company also does not claim that a chairman of a key committee currently must meet a higher standard than a non-chairman of a key committee. The company even boasts that it has no special requirements for key committee chairmen in: "ExxonMobil[1]s existing policies in fact apply to all non-employee directors."

The company does not make any distinction in its argument that to decide the "best" implementation of this proposal whether its meaning of "best" implementation would be according to the provisions of this rule 14a-8 proposal as opposed to the convenience of the directors.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>
T: 972-444-1478

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 19, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Director Qualifications
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the Exxon January 11, 2006 no action request.

The text of the rule 14a-9 proposal states:

3 Director Qualifications

RESOLVED: Shareholders request that our board of directors adopt a policy (in our bylaws if practicable) that our key board committees of audit, nomination and compensation be chaired by highly-qualified and highly-performing independent directors who are not over-committed. The definition of highly-performing director includes the individual director's performance on other boards he or she may serve on.

This proposal gives our company an opportunity to cure director disqualification should it exist or occur once this proposal is adopted.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws, our charter and bylaws and existing contracts.

For example it would be consistent with this proposal that a chairman of a key board committee would not serve on more than 3 boards (to avoid over-commitment), not have more than 15-years tenure (long-tenure impacts independence), not have non-director links to our company and not have a record of serving on boards with poor governance ratings unless it was clearly a turnaround situation.

For example under this proposal the following directors in 2005 may not have been qualified to chair a key committee:

o Our directors who had 19 to 23 years tenure Independence concern:

1) Mr. Howell with 23-years tenure
2) Mr. Lippincott with 19-years tenure.

o Any director with more than 3 directorships:

1) Mr. Howell had 5 directorships.

o Our directors who were designated "problem directors" by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm:

1) William Howell a "problem director" because he chaired the committee that set executive pay at Exxon which received a CEO Compensation grade of "F" by TCL.

2) Walter Shipley a "problem director" because he chaired the committee that set executive pay at Verizon (VZ), which received a CEO Compensation rating of "F" by TCL.

Adopting this policy is a good way to assure shareholders that our key board committees are chaired by highly qualified and highly performing independent directors who are not over-committed.

Although the company seems to claim that it has exhaustive director standards, these standard still allow a director who performs poorly or is linked to poor performance at other companies to chair one of our key committees.

Director performance at other companies is a key measurement of director competence because there is little disclosure of the interaction of directors or the contributions of individual directors within the boardroom of the company.

The company also does not claim that a chairman of a key committee currently must meet a higher standard than a non-chairman of a key committee. The company even boasts that it has no special requirements for key committee chairmen in: "ExxonMobil[1]s existing policies in fact apply to all non-employee directors."

The company does not make any distinction in its argument that to decide the "best" implementation of this proposal whether its meaning of "best" implementation would be according to the provisions of this rule 14a-8 proposal as opposed to the convenience of the directors.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>
T: 972-444-1478